Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2019

February 18, 2020

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

Hamilton, Bermuda, February 18, 2020 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended December 31, 2019.

Highlights

▪	Net income of $41.0 million and earnings per share of $0.29 for the fourth quarter of 2019 compared with net income of $36.7 million and earnings per share of $0.26 for the third quarter of 2019.
▪	Net income of $37.2 million and earnings per share of $0.26 for the full year 2019, compared with net income of $84.5 million and earnings per share of $0.59 for the full year 2018.
▪	Adjusted EBITDA[1] of $73.9 million for the fourth quarter of 2019, compared with $81.1 million for the third quarter of 2019.
▪	Completed refinancing of the $284.0 million loan facility financing 15 vessels on attractive terms.
▪
Completed charter amendments for seven Capesize vessels leased from SFL Corporation Ltd. ("SFL") whereby SFL will fund the scrubber investments previously announced by the Company in exchange for increased charter rates.

▪	Announced a cash dividend of $0.05 per share for the fourth quarter of 2019.

Ola Lorentzon, Chairman of the Board of Golden Ocean and interim Chief Executive Officer, commented:

“Golden Ocean’s solid performance continued in the fourth quarter despite a weakening rate environment. While the Company’s earnings potential has been demonstrated over the course of last year, the market is currently presenting a challenging scenario that will impact our results in the near term. As the current market dynamic continues to unfold, our focus remains on maintaining efficient operations and a strong balance sheet and liquidity position.”

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, commented:

“During the fourth quarter of 2019, the Company continued to enhance its financial profile through the refinancing of one of its loan facilities on attractive terms, rolling the current debt at par value and pushing maturities out in time. The Company believes this demonstrates its standing in the lending community and the Company's continued ability to source attractively priced capital, to the benefit of its shareholders.“

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

Fleet Development

As of the date of this report, the Company’s fleet consists of 79 vessels, with an aggregate capacity of approximately 10.9 million dwt. The Company’s fleet consists of:

(i)	67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
(ii)	Eight Capesize vessels chartered in with a profit-sharing arrangement;
(iii)	Two 103,000 dwt ice-class vessels chartered in;
(iv)	One Panamax vessel chartered in; and
(v)	One Supramax vessel chartered in.

Since issuing its earnings report for the quarter ended September 30, 2019, the Company has not secured any additional long-term coverage.

The Company's fixed rate coverage for 2020 and onward (including forward freight agreements) as of the date of this report is as follows:

For Capesize vessels:
(i)	Equivalent of two vessels at a fixed rate for 2020 of $22,750 per day; and
(ii)	Equivalent of two vessels on floor/ceiling contracts for 2020.

For Panamax vessels:
(i)	Equivalent of 9 vessels on time charters that expire between second quarter 2020 and the end of 2021 at an average gross rate of $17,600 per day.

Our remaining vessels are trading in the spot market, on index linked contracts, in spot pools or on short term charters.

As of the date of this report, the Company has completed 14 of 23 planned installations of exhaust gas cleaning systems (“scrubbers”) on certain of its Capesize vessels. The completion dates for some of the remaining installations have currently been extended due to the impact of the coronavirus in China.

Corporate Development

In the fourth quarter of 2019, the Company completed the refinancing of its $284.0 million loan facility that was scheduled to mature in December 2019 and financed 15 vessels. The balloon payment was financed with a new $155.3 million term loan facility with six reputable shipping banks, five of which were part of the group of banks for the refinanced loan facility. The $155.3 million loan facility has a tenor of five years and a 20-year age adjusted repayment profile. The interest rate of the new loan is LIBOR plus a margin of 210 bps.

In the fourth quarter of 2019, the Company agreed to amend certain charters with SFL whereby SFL will partly fund the installation of scrubbers on seven Capesize vessels. In January 2020, the Company received $17.5 million from SFL in connection with the charter amendments, which will be repaid through increased charter rates from January 1, 2020 to June 30, 2025. As a result of the amendments, these seven leases have been remeasured and reclassified from operating leases to finance leases as of December 31, 2019.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

During the fourth quarter of 2019, the Company acquired an aggregate of 380,000 of its shares in open market transactions under its share buy-back program, which was renewed in December 2019 for one additional year. The shares were acquired on the Oslo Stock Exchange at an aggregate purchase price of $2.1 million. As of the date of this report, the Company has repurchased a total of 1,300,000 shares under its share buy-back program and currently holds 995,000 shares as 305,000 shares have been used to settle the exercise of stock options during 2019.

As of December 31, 2019, the Company had 144,272,697 issued and outstanding common shares, each with a par value of $0.05. For the three and 12 months ended December 31, 2019, the weighted average number of common shares outstanding, net of treasury shares, was 143,139,000 and 143,504,861, respectively. The Company's treasury shares held during the fourth quarter, have been weighted for the portion of the period that they were outstanding.

The Company announced today a cash dividend for the fourth quarter of 2019 of $0.05 per share. The record date for the dividend will be March 6, 2020. The ex-dividend date is expected to be March 5, 2020, and the dividend is expected to be paid on or about March 19, 2020.

Fourth Quarter 2019 Results

Fourth quarter 2019 income statements

The Company reported net income of $41.0 million and earnings per share of $0.29 for the fourth quarter of 2019, compared with net income of $36.7 million and earnings per share of $0.26 for the third quarter of 2019.

Adjusted EBITDA was $73.9 million for the fourth quarter of 2019, a decrease of $7.2 million from $81.1 million for the third quarter of 2019.

Operating revenues amounted to $244.7 million in the fourth quarter of 2019, an increase of $25.4 million from $219.3 million in the third quarter of 2019. The increase in operating revenues was primarily driven by higher average freight rates on vessels that were chartered in short-term for trading in the spot market. In addition, strong fixtures in the third quarter of 2019 on our owned vessels going in to the fourth quarter contributed to higher freight rates on average compared with the third quarter. Voyage expenses were $60.3 million compared with $57.7 million in the third quarter of 2019 primarily as a result of an increase in fixtures on voyage charter compared with time charter contracts. The Company achieved an average TCE2 rate for the fleet of $21,668 per day in the fourth quarter of 2019 compared with $19,727 per day in the third quarter of 2019.

Ship operating expenses amounted to $56.6 million in the fourth quarter of 2019 compared with $45.8 million in the third quarter. As a result of the adoption of the new lease standard on January 1, 2019, the service element of vessels chartered in on time charter is reported as ship operating expenses. In the fourth quarter of 2019, ship operating expenses comprised $41.3 million in running expenses ($37.9 million in the third quarter), $9.0 million in dry docking expenses related to 13 vessels ($1.6 million related to four vessels in the third quarter) and $6.3 million related to estimated ship operating expenses on time charter-in contracts ($6.3 million in the third quarter).

Charterhire expenses were $49.7 million in the fourth quarter of 2019 compared with $36.5 million in the third quarter. The increase in Charterhire expenses was a result of increased physical trading activity during the fourth quarter in combination with higher rates. Administrative expenses increased to $4.1 million in the fourth quarter compared with $3.3 million in the third quarter. Depreciation was $23.7 million in the fourth quarter compared with $23.3 million in the third quarter.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

Net interest expense was $12.3 million in the fourth quarter of 2019, compared with $13.3 million in the third quarter. The decrease in net interest expense was primarily the result of a decrease in LIBOR. In the fourth quarter of 2019, the Company recorded a $6.4 million net gain on derivatives. This comprised a $3.9 million gain on the Company's USD interest rate swaps due to increased forward USD interest rates, a gain of $1.4 million on forward freight derivatives and a gain of $1.1 million related to bunker and foreign currency hedges.

Fourth quarter 2019 cash flow statements

Total cash, cash equivalents and restricted cash was $163.2 million as of December 31, 2019, an increase of $24.0 million compared with the quarter ended September 30, 2019. The Company generated positive operating cash flow of $84.1 million in the fourth quarter of 2019, which included a reversal of the $20.0 million decrease in working capital development in the third quarter. Total net cash used in investing activities was $22.2 million and was primarily related to payments for installation of scrubbers and ballast water treatment systems.

Net cash used in financing activities was $38.0 million. This included the repayment of the outstanding amount of $158.6 million under the $284.0 million loan facility and $18.0 million in ordinary installments. The Company drew down $155.3 million under its new loan facility used to refinance the $284.0 million loan facility. In addition, the Company drew down $9.0 million under the scrubber tranches of the $420.0 million loan facility in the fourth quarter, and as of the date of this report, the remaining available financing of $18.0 million under the loan facility has been drawn down. In the fourth quarter of 2019, the Company paid $21.5 million in dividends. Payments related to other financing activities were net $4.3 million.

Balance Sheet as of 31 December 2019

In the fourth quarter of 2019, the Company took delivery of the MV Vitus Bering, a 2019-built 103,000 dwt ice-class vessel, chartered in on time charter for a firm period of three years plus options. In connection with this charter, the Company recognized a right of use asset and a corresponding lease liability of $11.5 million.

In the fourth quarter of 2019, seven of the eight contracts for the vessels chartered in from SFL were amended to include the funding of scrubber installations for the vessels and the repayment through increased charter rates. The contracts were previously classified as operating leases but the amendments resulted in the contracts being reclassified as finance leases as of December 31, 2019. Following the amendments, the Company recorded an increase in right of use assets of $193.7 million and $166.9 million in lease obligations related to its finance leases. Also as a result of these amendments, the Company's operating lease right of use assets and lease obligations decreased by $161.8 million and $145.8 million, respectively.

As of December 31, 2019, long-term debt was $1,026.1 million, and the current portion of long-term debt was $87.8 million.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

The Dry Bulk Market

Freight rates in the fourth quarter of 2019 decreased compared with the third quarter of 2019 when the Baltic Dry Index recorded the highest average rates since the fourth quarter of 2010. However, freight rates for Capesize vessels in the fourth quarter of 2019 were up significantly as compared with the same period in 2018. The table below summarizes gross rates as reported by the Baltic Exchange for the indicated time periods.

$/DAY (GROSS)	Q4-19	Q3-19	Q4-18
Capesize (CS5TC)	22,184	29,365	15,856
Panamax (PM4TC)	11,717	16,014	12,444
Supramax (SM10TC)	10,764	12,511	11,575

In the fourth quarter of 2019, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) decreased by 8.5% compared with previous quarter to 86.7%, according to Maritime Analytics. According to the same source, total seaborne transportation of dry bulk goods was 1,171 mt in the fourth quarter of 2019, compared with 1,194 mt in the third quarter of 2019 and 1,135 mt in the fourth quarter of 2018.

Iron ore imports into China continued to increase over the course of 2019, displaying consistent annual growth trends. Export volumes from Australia increased through the year before pulling back slightly in the fourth quarter of 2019, following a seasonal trend that has emerged over the last several years. Exports from Brazil decreased in the fourth quarter to levels similar to the first quarter of 2019.

Seaborne transportation of coal decreased by approximately 9% in the fourth quarter of 2019 compared with the previous quarter, although total coal volumes were unchanged for the full year as compared with 2018. Coal imports to China decreased by 50% in the fourth quarter driven by import restrictions. Coal imports to India increased by 14% compared with the third quarter of 2019 and increased by 9% for the year of 2019.

Growth in transportation of agribulks increased by 1.7% in the fourth quarter of 2019 compared with the prior quarter and by 12.4% compared with the fourth quarter of 2018. Transportation of other bulks also grew by around 1% after declining slightly in the prior quarter. Market participants anticipate that the signing of the Phase 1 trade deal between China and the United States would benefit agribulk volumes, although the timing of the implementation of the trade deal is presently unclear.

The global fleet of dry bulk vessels amounted to 865.2 million dwt at the end of the fourth quarter of 2019 after deliveries of 40.7 million dwt in the year. Deliveries in the fourth quarter of 2019 totaled 11.1 million dwt, compared with the 10.6 million dwt delivered during the third quarter of 2019. The number of deliveries in the second half of 2019 was contrary to normal delivery patterns where a larger portion of newbuilding vessels are generally delivered earlier in the year. The order book for vessels scheduled to be delivered in 2020 is 59.1 million dwt. While this is a relatively high number, it is unlikely that the full amount will be delivered on time for several reasons, including historical slippage trends, the current weak market environment and the potential for bottlenecks or work stoppages to occur at shipyards in Asia related to the coronavirus.

It is too early to forecast the potential impact of the coronavirus beyond the short-term and information being released from China does not provide a complete view of its current impact.  However, it is unlikely that normal business operations will quickly resume. As a result, commodity-related supply chains may become disrupted, with some taking longer than others to return to normal.

Should market weakness persist for a prolonged period of time, the likelihood of vessel scrapping will gradually increase. Indeed, in January 2020 five Capesize vessels have been demolished, the highest figure since April 2019. This represents the market’s organic way of rebalancing capacity. We expect that older, less fuel-efficient vessels will have a high likelihood of being removed from trading if conditions persist. In the Capesize vessel class, there are 74 vessels that will be over 20 years of age by the end of 2020, representing 16.5 million dwt, or 4.7% of the total Capesize fleet, and 230 Capesize vessels, or 44.3 million dwt, that will be 15 years of age or above.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

Strategy and Outlook

While any near-term positive developments with respect to the spread of the coronavirus would of course be welcomed, the Company is focused on maintaining its efficient operations and, above all, the health and safety of its seafarers.

The Company’s results in the fourth quarter demonstrate the earnings potential of a modern, fuel-efficient fleet significantly weighted towards Capesize vessels, which we believe to be the segment with the greatest leverage to improving market conditions. Despite emergence of exogenous events like the tragedy that occurred at Vale’s iron ore operations in Brazil in 2019 and the spread of the new coronavirus at the start of 2020, we are confident of the medium to longer term development of dry bulk transportation demand.

The Company maintains a strong balance sheet, with a high level of liquidity and attractive debt financing. This has enabled us to make continuous investments in scrubber installations to further optimize our fleet. The Company has also remained committed to returning value to its shareholders. The Company has, including this quarter, paid dividends for nine consecutive quarters, and has repurchased in total 1.3 million shares under its share buy-back program authorized in December 2018, which was renewed in December 2019.

The Board of Directors has decided to declare a dividend of $0.05 per share for the fourth quarter of 2019.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 17, 2020

Questions should be directed to:
Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2018.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2019

Index

Unaudited Interim Condensed Consolidated Statements of Operations	10

Unaudited Interim Condensed Consolidated Balance Sheets	11

Unaudited Interim Condensed Consolidated Cash Flow Statements	12

Unaudited Interim Condensed Consolidated Statements of Changes in Equity	13

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements	14

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Operating revenues
Time charter revenues	83,611	88,196	84,056	299,946	331,469
Voyage charter revenues	160,603	130,713	91,686	404,184	322,804
Other revenues	457	426	240	1,669	1,796
Total operating revenues	244,671	219,335	175,983	705,799	656,070

Gain (loss) on sale of assets and amortization of deferred gains	—	—	65	—	260
Other operating income (expenses)	(4,548)	563	1,193	(1,170)	2,991

Operating expenses
Voyage expenses and commissions	60,322	57,661	44,059	185,088	162,037
Ship operating expenses	56,565	45,755	38,497	193,138	151,625
Charter hire expenses	49,707	36,457	24,992	117,779	92,712
Administrative expenses	4,057	3,260	3,728	14,123	14,706
Impairment loss on vessels	—	—	—	—	1,080
Depreciation	23,665	23,327	23,333	93,845	92,148
Total operating expenses	194,316	166,461	134,610	603,972	514,308

Net operating income (loss)	45,807	53,438	42,631	100,656	145,012

Other income (expenses)
Interest income	812	847	2,408	4,434	7,576
Interest expense	(13,077)	(14,159)	(19,303)	(59,547)	(75,108)
Gain (loss) on derivatives	6,381	(6,124)	1,944	(9,960)	11,165
Equity results of associated companies	268	59	15	505	512
Other financial items	976	2,676	(3,915)	1,338	(4,391)
Net other (expenses) income	(4,640)	(16,701)	(18,851)	(63,230)	(60,246)
Net income (loss) before income taxes	41,167	36,737	23,780	37,426	84,766
Income tax expense (credit)	124	38	194	237	232
Net income (loss)	41,043	36,699	23,586	37,189	84,534

Per share information:
Earnings (loss) per share: basic and diluted	$0.29	$0.26	$0.16	$0.26	$0.59

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	December 31, 2019	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	88,931	69,454	305,352
Restricted cash	15,449	17,702	20,272
Other current assets	168,696	186,409	135,611
Total current assets	273,077	273,565	461,234
Restricted cash	58,864	52,112	46,981
Vessels and equipment, net	2,340,753	2,347,087	2,406,456
Finance leases, right of use assets, net³	193,987	496	1,165
Operating leases, right of use assets, net	54,853	210,468	—
Other long term assets	44,523	51,506	35,519
Total assets	2,966,057	2,935,234	2,951,354

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	87,787	84,797	471,764
Current portion of finance lease obligations	17,502	3,250	5,649
Current portion of operating lease obligations	14,377	28,094	—
Other current liabilities	113,701	112,001	64,087
Total current liabilities	233,367	228,142	541,500
Long-term debt	1,026,083	1,042,246	877,278
Non-current portion of finance lease obligations	151,206	—	1,786
Non-current portion of operating lease obligations	42,010	169,884	—
Other long term liabilities	—	—	7,278
Total liabilities	1,452,666	1,440,272	1,427,842
Equity	1,513,391	1,494,962	1,523,512
Total liabilities and equity	2,966,057	2,935,234	2,951,354

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

³This line item was captioned "Capital lease, net" as of December 31, 2018.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Net income (loss)	41,042	36,699	23,586	37,189	84,534
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	23,667	23,325	23,331	93,845	92,146
Impairment loss on vessels	—	—	—	—	1,080
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(65)	—	(258)
Dividends from associated companies	—	—	—	150	1,096
Equity results from associated companies	(268)	(59)	(15)	(505)	(512)
Amortization of time charter party out contracts	4,721	4,722	4,721	18,732	18,732
Amortization of time charter party in contracts	—	—	(169)	—	(672)
Amortization of convertible bond	—	—	2,516	813	10,019
Other, net	(7,949)	1,130	8,211	9,445	258
Change in operating assets and liabilities	22,883	(19,973)	(1,399)	(1,239)	(19,878)
Net cash provided by operating activities	84,096	45,844	60,717	158,430	186,545

Investing activities
Additions to newbuildings	—	—	—	—	(144,630)
Proceeds from the sale of vessels	—	—	—	—	14,357
Additions to vessels and right of use assets	(23,277)	(11,997)	(2,947)	(44,118)	(13,606)
Proceeds from sale of marketable securities	—	—	—		224
Investments in associated companies, net	—	(9,470)	—	(19,470)	45
Other investing activities, net	1,106	(10,657)	1,419	(9,462)	2,415
Net cash used in investing activities	(22,171)	(32,124)	(1,528)	(73,050)	(141,195)

Financing activities
Repayment of long-term debt	(176,553)	(21,199)	(30,195)	(621,234)	(241,789)
Proceeds from long term debt	164,355	—	—	389,895	270,000
Net proceeds from share issuance	—	—	94	—	304
Net proceeds from share distributions	912		—	1,097	—
Debt fees paid	(1,553)	—	—	(6,727)	(1,200)
Dividends paid	(21,492)	(14,352)	(21,636)	(46,617)	(64,911)
Share repurchases	(2,153)	(721)	(1,894)	(5,504)	(1,894)
Repayment of finance leases	(1,465)	(1,437)	(1,358)	(5,650)	(5,239)
Net cash used in financing activities	(37,949)	(37,709)	(54,989)	(294,740)	(44,729)
Net change	23,976	(23,989)	4,200	(209,360)	621
Cash, cash equivalents and restricted cash at start of period	139,268	163,257	368,405	372,604	371,984
Cash, cash equivalents and restricted cash at end of period	163,244	139,268	372,605	163,244	372,605
 The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Number of shares outstanding
Balance at beginning of period	144,272,697	142,197,697
Shares issued	—	2,075,000
Balance at end of period	144,272,697	144,272,697

Share capital
Balance at beginning of period	7,215	7,111
Shares issued	—	104
Balance at end of period	7,215	7,215

Treasury shares
Balance at beginning of period	(2,643)	—
Share purchases	(4,756)	(2,643)
Distribution of treasury shares	1,730	—
Balance at end of period	(5,669)	(2,643)

Additional paid in capital
Balance at beginning of period	233	454,694
Shares issued	—	17,541
Stock option expense	482	537
Transfer to contributed surplus	—	(472,539)
Balance at end of period	715	233

Contributed capital surplus
Balance at beginning of period	1,786,451	1,378,824
Distributions to shareholders	(46,617)	(64,912)
Transfer from additional paid in capital	—	472,539
Balance at end of period	1,739,834	1,786,451

Other comprehensive income
Balance at beginning of period	—	5,323
Adjustment on adoption of changes in ASC 825	—	(5,323)
Balance at end of period	—	—

Accumulated deficit
Balance at beginning of period	(267,744)	(351,903)
Adjustment on adoption of changes in ASC 606	—	(5,698)
Adjustment on adoption of ASC 825	—	5,323
Adjustment on adoption of ASC 842 (Note 2)	2,485	—
Distribution of treasury shares	(634)	—
Net income (loss)	37,189	84,534
Balance at end of period	(228,704)	(267,744)

Total equity	1,513,391	1,523,512
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 22, 2019.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of implementation of new accounting standards as described below.

On January 1, 2019, the Company adopted ASC 842 Leases which revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard requires lessees and lessors to classify most leases as either financing or operating using principles similar to previous lease accounting. The income statement recognition is similar to previous lease accounting and is based on lease classification. The accounting applied by a lessor under the new guidance is substantially equivalent to previous lease accounting guidance.

The Company adopted the new accounting standard using the modified retrospective transition approach, which allowed the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. As a lessee, the Company currently has three major categories of leases - chartered-in vessels, vessels under finance lease and office leases. The adoption of the new accounting standard resulted in the recognition of operating lease right-of-use assets of $205.3 million and related lease liabilities for operating leases of $198.5 million in Total Assets and Total Liabilities, respectively. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 was recognized as a cumulative-effect adjustment to Total Equity on the Condensed Consolidated Balance Sheet on January 1, 2019.

In connection with the adoption of ASC 842, the Company elected the package of practical expedients for all its leases that permits the Company not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Additionally, the Company elected not to use the practical expedient of hindsight in determining the lease term.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expenses on a straight-line basis over the term of the lease arrangement, there have been no material differences between the timing and amount of lease expenses recognized under the two accounting methodologies. However, as the Company has not applied the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them instead as a single lease component for the purposes of the recognition and measurement requirements of ASC 842, there is a change in presentation in 2019 compared with 2018. For vessels chartered in on time charter, we have reported $20.1 million of the non-lease component, or service element, under ship operating expenses as opposed to charter hire expenses in 2019.

The Company has also elected as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). As a result, the Company recognizes the lease payments in the income statement on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

For arrangements where the Company is the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. When a lessor, the Company has elected a practical expedient for its time charter contracts and has therefore not separated the non-lease component, or service element, from the lease.

3. Earnings per share

Basic earnings per share amounts for the three and twelve months ended December 31, 2019 are based on the weighted average number of shares outstanding of 143,139,000 and 143,504,861, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

For the three months ended December 31, 2019, the total outstanding share options of 240,000 were dilutive under the treasury stock method by 96,620 shares. For the 12 months ended December 31, 2019 the total outstanding share options were dilutive by 94,191 shares.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $16.2 million as of December 31, 2019. Operating revenues and net income in the three and twelve months ended December 31, 2019, have been reduced by $4.7 million and $18.7 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net

In 2019, the Company capitalized $27.2 million in total in relation to the installation of ballast water treatment systems and the installation of scrubbers on its owned vessels.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

6. Leases

As of December 31, 2019, the Company had 12 vessels chartered-in long-term where the Company is the lessee. Eight of these vessels were classified as finance leases, which included the Golden Eclipse (lease expiring in April 2020) and seven of the eight vessels charted in from SFL Corporation Ltd. ("SFL"). These seven vessels chartered in from SFL were previously classified as operating leases. However, as a result of an amendment to the leases in December 2019 to include the funding of scrubber installations by SFL on these vessels and the repayment through increased charter rates, the leases were modified and subsequently reclassified as finance leases as of December 31, 2019. One of the SFL leased vessels and three vessels chartered in from unrelated third parties were classified as operating leases as of December 31, 2019.

For the eight Capesize vessels leased from SFL, the daily time charter rate is $17,600, of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three-month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1 percentage point increase or decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This adjustment resulted in a daily time charter rate of $18,449 for the fourth quarter of 2019 and the Company incurred $0.7 million in profit share expense in fourth quarter of 2019. The Company has the option to purchase the vessels en bloc for $112 million 10 years after the commencement of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. In addition, for the seven charters that were amended in December 2019, the Company will receive a funding of $2.5 million per vessel to finance the scrubber investments, which will be paid by the Company, on these vessels. In addition, the daily time charter rate for these vessels will increase by $1,535 from January 1, 2020 to June 30, 2025. The profit share mechanism will not be adjusted with the increased rate.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement that reduced the daily rate to $11,200 from $13,200 for a two-year period from February 20, 2016 to February 20, 2018, the Company will pay to the lessor $1.75 million on or about February 20, 2022 as compensation for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor up to $1.75 million  in the aggregate, and any such payments will reduce the amount of payment due on or about February 20, 2022 by a corresponding amount. As of the fourth quarter of 2019, no such index linked compensation has been paid.

In the third quarter of 2019, the Company took delivery of the MV Admiral Schmidt and in the fourth quarter of 2019, the Company took delivery of the Vitus Bering. Both vessels are 2019-built 103,000 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by the Company to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

The Company's right of use assets for its long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	198,405	3,844	—	3,079	205,328
Additions	3,545	—	27,607	—	31,152
Amortization	(16,159)	(1,041)	(2,190)	(419)	(19,809)
Impact of modification of operating leases	(161,818)	—	—	—	(161,818)
December 31, 2019	23,973	2,803	25,417	2,660	54,853

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. For the time charter contracts, a non-lease component, or service element has been determined which is reported under ship operating expenses. The amortization of right of use assets relating to office leases is reported under administrative expenses in the statement of operations. In 2019, the Company recorded a total of $3.5 million in installation costs of ballast water equipment on its SFL leases.

The Company's lease obligations for its long term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	185,816	9,567	—	3,079	198,462
Additions	—	—	27,607	—	27,607
Repayments	(18,949)	(2,343)	(2,190)	(419)	(23,901)
Impact of modification of operating leases	(145,797)	—	—	—	(145,797)
Foreign exchange translation	—	—	—	16	15
December 31, 2019	21,070	7,224	25,417	2,676	56,387
Current portion	2,511	2,478	8,953	435	14,377
Non-current portion	18,559	4,746	16,464	2,241	42,010

The Company's right of use assets for its finance leases were as follows:

(in thousands of $)
Balance at January 1, 2019	1,165
Impact of modification of operating leases	193,717
Depreciation	(895)
Balance at December 31, 2019	193,987

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

The Company's lease obligations for its finance leases were as follows:

(in thousands of $)	SFL Leases	Golden Eclipse Lease	Total
Balance at January 1, 2019	—	7,435	7,435
Repayments	—	(5,650)	(5,650)
Impact of modification of operating leases	166,923	—	166,923
December 31, 2019	166,923	1,785	168,708
Current portion	15,717	1,785	17,502
Non-current portion	151,206	—	151,206

7. Equity securities

The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange. In the fourth quarter of 2019, the Company recognized a mark to market gain of $0.6 million based on the development of Scorpio Bulkers Inc's share price. The mark to market gain is reported under other financial items in the Company's condensed consolidated statements of operations. In the fourth quarter of 2019, the Company received a cash dividend of $43,500 and 30,028 dividend shares in Scorpio Tankers Inc., a company also listed on the New York Stock Exchange. These shares were valued at $1 million and were subsequently sold for the same amount in the fourth quarter of 2019.

The Company has an equity investment of 17.8% in Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. The Company has also provided a $10.7 million subordinated shareholder loan with a five-year term to Singapore Marine. The Company accounts for the investment under the equity method and the book value of the investment was $19.6 million as of December 31, 2019.

8. Long-term debt

In January 2019, the Company repaid in full, using available cash, the net outstanding $168.2 million of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond at maturity on January 30, 2019.

In February 2019, the Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 250 bps and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation will be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020. In the fourth quarter of 2019, the Company drew down $9.0 million under the scrubber tranches of the $420.0 million loan facility, and as of the date of this report, the remaining available financing of $18.0 million under the loan facility has been drawn down.

In the second quarter of 2019, the Company entered into new $93.75 million and $131.79 million credit facilities to refinance its obligations under three non-recourse loan facilities: a $102.7 million credit facility, a $73.4 million credit facility and a $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017.

In the fourth quarter of 2019, the Company completed the refinancing of its $284.0 million loan facility that was scheduled to mature in December 2019 and financed 15 vessels. A new $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks for the $284.0 million facility. The new loan facility has a tenor of five years and a 20-year age adjusted repayment profile. The interest rate of the new loan is LIBOR plus a margin of 210 bps.

As of December 31, 2019, long-term debt was $1,026.1 million and the current portion of long-term debt was $87.8 million.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

9. Share capital

As of December 31, 2019, the Company had 144,272,697 issued common shares and held 995,000 treasury shares, each with a par value of $0.05.

10. Related party

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 Leases, the Company leased eight vessels from SFL during the first nine months of 2019.

In the fourth quarter of 2019, the Company agreed to a charter amendment with SFL related to the installment of scrubbers on seven of these Capesize vessels. Refer to Note 6 Leases for additional information.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7 Equity securities, the Company has provided Singapore Marine with a $10.7 million subordinated shareholder loan with a five-year term.

11. Commitment and contingencies

The Company has agreements to purchase 23 exhaust gas scrubbers (“scrubbers”) to be installed on certain of its Capesize vessels, whereof 10 installations had been completed as of December 31, 2019 and 14 as of the date of this report. As of December 31, 2019, the Company's estimated remaining financial commitments in relation to the scrubber installations were $14.9 million, excluding installation costs. The completion dates for some of the remaining installations have currently been extended due to the impact of the coronavirus in China.

As of December 31, 2019, the Company had firm commitments to install ballast water treatment systems on seven of our vessels with an estimated remaining financial commitment, excluding installation costs, of $2.6 million.

With reference to Note 12 and the joint venture company between Golden Ocean, Frontline Ltd and companies in the Trafigura Group, the Company has made available a $20 million guarantee to support the operations of the joint venture company.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

12. Subsequent events

In January 2020, the joint venture agreement with Frontline Ltd and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Golden Ocean took a 10% interest in the joint venture company. The Company has also made a $1.0 million shareholder loan to the joint venture company.

On February 17, 2020, the Company's Board of Directors determined to pay a cash dividend to the Company's shareholders of $0.05 per share.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

(in thousands of $)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Net income (loss)	41,043	36,699	23,586	37,189	84,534
Interest income	(812)	(847)	(2,408)	(4,434)	(7,576)
Interest expense	13,077	14,159	19,303	59,547	75,108
Income tax expense	124	38	194	237	232
Depreciation	23,665	23,327	23,333	93,845	92,148
Amortization of time charter party out contracts	4,722	4,722	4,721	18,732	18,732
Amortization of time charter party in contracts	—	—	(169)	—	(672)
Earnings before Interest Taxes Depreciation and Amortization	81,819	78,098	68,560	205,116	262,506
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(65)	—	(260)
Impairment loss on vessels	—	—	—	—	1,080
(Gain) loss on derivatives	(6,381)	6,124	(1,944)	9,960	(11,165)
Other financial items	(1,578)	(3,104)	3,866	(2,573)	4,414
Adjusted Earnings before Interest Taxes Depreciation and Amortization	73,860	81,118	70,417	212,503	256,575

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger with Knightsbridge). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019

(in thousands of $)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Total operating revenues	244,671	219,335	175,983	705,799	656,070
Add: Amortization of time charter party out contracts	4,722	4,722	4,721	18,732	18,732
Add: Other operating income (expenses)	(4,548)	563	1,193	(1,170)	2,991
Less: Other revenues*	457	426	240	1,669	1,796
Net time and voyage charter revenues	244,388	224,194	181,657	721,692	675,997
Less: Voyage expenses & commission	60,322	57,661	44,059	185,088	162,037
Time charter equivalent income	184,066	166,533	137,598	536,604	513,960
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Time charter equivalent income	184,066	166,533	137,598	536,604	513,960

Fleet available days	8,843	8,674	7,914	32,872	31,356
Fleet offhire days	(348)	(232)	(62)	(892)	(264)
Fleet onhire days	8,495	8,442	7,852	31,980	31,092

Time charter equivalent rate	21,668	19,727	17,524	16,779	16,530

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2019